UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 14, 2004 (March 26, 2004)**

AMC ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street
Kansas City, Missouri   **64105**

(Address of principal executive offices)   Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 5. Other Events and Regulation FD Disclosure.

On March 26, 2004, we entered into the Second Amended and Restated Credit Agreement (the "Credit Facility") with The Bank of Nova Scotia, Citicorp North America, Inc., General Electric Capital Corporation, Bank of America, N.A. and various other financial institutions. The Credit Facility replaces our previous Amended and Restated Credit Agreement dated as of April 10, 1997 which was terminated in connection with the execution of the Credit Facility and in any event was scheduled to mature on April 10, 2004.

Our Credit Facility permits borrowings at interest rates based on either the bank's base rate or LIBOR, plus applicable margins ranging from 1.0% to 2.0% on base rate loans and from 2.0% to 3.0% on LIBOR loans, and requires an annual commitment fee of 0.5% on the unused portion of the commitment. The Credit Facility matures on April 9, 2009. The total commitment under the Credit Facility is $175.0 million, but the Credit Facility contains covenants that limit our ability to incur debt (whether under the Credit Facility or from other sources). We currently have no outstanding loans under the Credit Facility but have issued $12.0 million in letters of credit, leaving borrowing capacity under the Credit Facility of approximately $163.0 million.

The Credit Facility includes several financial covenants. We are required to maintain (i) a maximum net indebtedness to annualized EBITDA ratio, as defined in the Credit Facility (generally, the ratio of the principal amount of outstanding indebtedness (less cash and equivalents) as of the last day of the most recent quarter to earnings for the most recent four quarters before interest, taxes, depreciation, amortization, any call premium (or original issue discount) expenses and other noncash charges, theatre closing or disposition costs, theatre opening costs, and gains or losses from asset sales, and including an adjustment for any permanently closed, disposed of or acquired theatre on a pro forma basis as if such closure, disposition or acquisition occurred on the first day of the calculation period), of 4.0 to 1, (ii) a minimum interest coverage ratio, as defined in the Credit Facility (generally, the ratio of annualized EBITDA for the most recent four quarters to consolidated interest expense for such period of 1.75 to 1, and (iii) a ratio of maximum net senior indebtedness to annualized EBITDA for the most recent four quarters, as defined in the Credit Facility, of 2.75 to 1. The Credit Facility also generally imposes limitations on investments, the incurrence of additional indebtedness, creation of liens, changes of control, transactions with affiliates, dividends, repurchase of capital stock or subordinated debt, mergers, investments, guarantees, asset sales and business activities.

Covenants under the Credit Facility limit our ability to incur additional debt. However, the Credit Facility allows us to incur any amount of debt that qualifies as subordinated debt thereunder, and also permits $125.0 million of new debt plus capital lease obligations, subject to meeting our financial covenants.

Each of our domestic significant subsidiaries (American Multi-Cinema, Inc., AMC-GCT, Inc. and AMC Entertainment International, Inc.) has guaranteed the Credit Facility. The Credit Facility is secured by substantially all of the tangible and intangible personal property located in the United States that we or such significant subsidiaries own, which includes all the outstanding stock of American Multi-Cinema, Inc., AMC-GCT, Inc. and AMC Entertainment International, Inc., as well as accounts, deposit accounts, general intangibles (including patents, trademarks and other intellectual property), commercial tort claims, goods and instruments, among other types of personal property.

Amounts outstanding under the Credit Facility may become payable prior to the maturity date in part, upon the occurrence of certain asset sales, or in whole upon the occurrence of specified events of default. In addition to the non-payment or non-performance of covenants, among other matters an event of default will occur upon (i) the acceleration of the maturity or redemption of other indebtedness or preferred stock exceeding $5 million, (ii) the occurrence of any default which enables holders of any preferred stock to appoint additional members to the board and (iii) the occurrence of a change in control, as defined in the Credit Facility.

Item 7. Financial Statement and Exhibits.

(c)   Exhibits.

* 4.1   Second Restated and Amended Credit Agreement dated as of March 26, 2004, among AMC Entertainment Inc., as the Borrower, The Bank of Nova Scotia, as Administrative Agent and Sole Book Runner, Citicorp North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, Bank of America, N.A. as Syndication Agent and Various Financial Institutions, as Lenders, together with the following exhibits thereto: form of significant subsidiary guarantee, form of note and form of pledge and security agreement.

*   Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: April 14, 2004

/s/ Craig R. Ramsey

Craig R. Ramsey
Executive Vice President and
Chief Financial Officer